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                            March 19, 2024

       Paul B. Prager
       Chief Executive Officer
       TeraWulf Inc.
       9 Federal Street
       Easton, Maryland 21601

                                                        Re: TeraWulf Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-3
                                                            Filed March 8, 2024
                                                            File No. 333-274788

       Dear Paul B. Prager:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-3

       General

   1. We note that in this amendment, the aggregate amount of common shares being offered does not reconcile with
the amount reflected in your fee table. Please reconcile.
       Prospectus Summary
       Business Overview, page 4

   2. Please revise the table headed "Cost of mining - Analysis of costs to mine one bitcoin" at
                                                        pages 7     8 to
account for your mining equipment depreciation expenses in recent periods, consistent with your
revised narrative disclosures regarding the same in response to comment 1.
 Paul B. Prager
FirstName  LastNamePaul B. Prager
TeraWulf Inc.
Comapany
March      NameTeraWulf Inc.
       19, 2024
March2 19, 2024 Page 2
Page
FirstName LastName
       Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets